Exhibit 99.1

INTERIM REPORT
For the three and nine months ended September 30, 2026

AERCAP HOLDINGS N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland

830 Brickell Plaza
Suite 5000
Miami, FL 33131
United States

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2026 and December 31, 2025	4
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months Ended September 30, 2026 and 2025	5
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2026 and 2025	6
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2026 and 2025	7
Unaudited Condensed Consolidated Statements of Equity for the Three and Nine Months Ended September 30, 2026 and 2025	10
Notes to the Unaudited Condensed Consolidated Financial Statements	12

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of September 30, 2026 and December 31, 2025

	Note	September 30, 2026	December 31, 2025
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$2,533,501	$1,379,180
Restricted cash	4	119,253	100,564
Trade receivables		64,560	48,499
Flight equipment held for operating leases, net	5	58,310,226	57,796,320
Investment in finance leases, net	6	1,558,273	1,807,494
Flight equipment held for sale	7	482,656	1,104,310
Maintenance rights and lease premium, net	8	1,350,184	1,677,407
Prepayments on flight equipment	25	3,922,107	4,272,766
Other intangibles, net	9	101,382	117,789
Deferred tax assets	16	169,331	172,877
Associated companies	10	1,472,350	1,315,306
Other assets	11	1,997,475	1,879,278
Total Assets		$72,081,298	$71,671,790

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,764,830	$1,897,392
Accrued maintenance liability	14	3,689,734	3,534,388
Lessee deposit liability		1,172,776	1,185,033
Debt	15	43,272,246	43,565,321
Deferred tax liabilities	16	3,559,403	3,166,165
Commitments and contingencies	25
Total Liabilities		53,458,989	53,348,299

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of September 30, 2026 and December 31, 2025; 165,043,739 and 179,043,739 ordinary shares issued and 151,863,600 and 166,876,547 ordinary shares outstanding (including 2,754,000 and 4,135,620 shares of unvested restricted stock) as of September 30, 2026 and December 31, 2025, respectively	17, 22	2,106	2,267
Additional paid-in capital		1,807,409	3,517,963
Treasury shares, at cost (13,180,139 and 12,167,192 ordinary shares as of September 30, 2026 and December 31, 2025, respectively)	22	(1,890,220)	(1,467,321)
Accumulated other comprehensive income (loss)		97,132	(50,210)
Accumulated retained earnings		18,605,713	16,320,581
Total AerCap Holdings N.V. shareholders’ equity		18,622,140	18,323,280
Non-controlling interest		169	211
Total Equity		18,622,309	18,323,491
Total Liabilities and Equity		$72,081,298	$71,671,790

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated variable interest entities for which creditors do not have recourse to our general credit:
Restricted cash		$36,297	$32,875
Flight equipment held for operating leases and held for sale		2,472,581	2,626,159
Other assets		30,709	29,914

Accrued maintenance liability		$159,603	$152,006
Debt		876,722	1,113,533
Other liabilities		85,025	79,006
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three and Nine Months Ended September 30, 2026 and 2025

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2026	2025	2026	2025
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,697,991	$1,689,930	$5,057,499	$4,991,660
Maintenance rents and other receipts		267,423	203,589	634,590	465,049
Total lease revenue		1,965,414	1,893,519	5,692,089	5,456,709
Net gain on sale of assets		352,551	332,019	866,269	566,035
Other income	18	97,364	83,033	265,911	249,611
Total Revenues and other income		2,415,329	2,308,571	6,824,269	6,272,355
Expenses
Depreciation and amortization	5, 9	648,618	665,479	1,929,380	1,994,146
Net recoveries related to Ukraine Conflict	19	—	(474,879)	(28,380)	(1,447,701)
Asset impairment	20	38,842	41,726	53,399	47,335
Interest expense		475,482	485,915	1,411,039	1,507,641
Loss (gain) on debt extinguishment		—	658	(2,823)	2,640
Leasing expenses		131,478	92,547	391,575	267,831
Selling, general and administrative expenses	21	124,514	128,887	380,256	412,818
Total Expenses		1,418,934	940,333	4,134,446	2,784,710
Gain (loss) on investments at fair value		1,777	(1,734)	(2,090)	(25,662)
Income before income taxes and income of investments accounted for under the equity method		998,172	1,366,504	2,687,733	3,461,983
Income tax expense	16	(122,896)	(198,246)	(384,636)	(477,585)
Equity in net earnings of investments accounted for under the equity method		73,486	47,480	189,510	133,410
Net income		$948,762	$1,215,738	$2,492,607	$3,117,808
Net loss attributable to non-controlling interest		38	9	42	8
Net income attributable to AerCap Holdings N.V.		$948,800	$1,215,747	$2,492,649	$3,117,816

Basic earnings per share	22	$6.22	$7.09	$15.91	$17.82
Diluted earnings per share	22	$6.17	$6.98	$15.69	$17.43

Weighted average shares outstanding—basic	22	152,429,789	171,483,556	156,674,262	174,959,115
Weighted average shares outstanding—diluted	22	153,863,317	174,066,926	158,878,969	178,853,682

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three and Nine Months Ended September 30, 2026 and 2025

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(U.S. Dollars in thousands)
Net income	$948,762	$1,215,738	$2,492,607	$3,117,808

Other comprehensive income (loss):
Net gain (loss) on derivatives (Note 12), net of tax of $(12,754), $1,599, $(22,919), and $15,120, respectively	84,178	(10,490)	147,342	(96,697)
Total other comprehensive income (loss)	84,178	(10,490)	147,342	(96,697)

Comprehensive income	1,032,940	1,205,248	2,639,949	3,021,111
Comprehensive loss attributable to non-controlling interest	38	9	42	8
Total comprehensive income attributable to AerCap Holdings N.V.	$1,032,978	$1,205,257	$2,639,991	$3,021,119

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2026 and 2025

	Nine Months Ended September 30,
	2026	2025
	(U.S. Dollars in thousands)
Net income	$2,492,607	$3,117,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,929,380	1,994,146
Net recoveries related to Ukraine Conflict	(28,380)	(1,447,701)
Asset impairment	53,399	47,335
Amortization of debt issuance costs, debt discount, debt premium and lease premium	120,919	132,702
Maintenance rights write-off (a)	209,878	109,137
Maintenance liability release to income	(205,395)	(148,601)
Net gain on sale of assets	(866,269)	(566,035)
Deferred tax expense	373,734	462,329
Share-based compensation	89,649	130,488
Collections of finance leases	747,113	175,819
Loss on investments at fair value	2,090	25,662
(Gain) loss on debt extinguishment	(2,823)	2,640
Other	(157,144)	(162,288)
Changes in operating assets and liabilities:
Trade receivables	(14,951)	9,662
Other assets	32,934	294,544
Accounts payable, accrued expenses and other liabilities	(53,864)	(5,032)
Net cash provided by operating activities	4,722,877	4,172,615
Purchase of flight equipment	(2,349,109)	(2,446,366)
Proceeds from sale or disposal of assets	3,316,366	1,941,531
Prepayments on flight equipment	(2,257,066)	(1,545,979)
Cash proceeds from insurance claim settlements and interest related to Ukraine Conflict	28,380	1,288,479
Other	(17,703)	14,134
Net cash used in investing activities	(1,279,132)	(748,201)
Issuance of debt	2,932,312	3,935,969
Repayment of debt	(3,231,312)	(5,214,659)
Debt issuance and extinguishment costs paid, net of debt premium received	(34,263)	(26,878)
Maintenance payments received	712,204	725,250
Maintenance payments returned	(177,117)	(176,779)
Security deposits received	388,225	247,306
Security deposits returned	(420,264)	(192,922)
Repurchase of shares and tax withholdings on share-based compensation	(2,257,157)	(2,071,832)
Dividends paid on ordinary shares	(186,354)	(141,781)
Net cash used in financing activities	(2,273,726)	(2,916,326)
Net increase in cash, cash equivalents and restricted cash	1,170,019	508,088
Effect of exchange rate changes	2,991	2,780
Cash, cash equivalents and restricted cash at beginning of period	1,479,744	1,401,582
Cash, cash equivalents and restricted cash at end of period	$2,652,754	$1,912,450

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2026 and 2025

	Nine Months Ended September 30,
	2026	2025
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,353,188	$1,443,474
Income taxes paid, net	30,849	18,944

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$101,564	$58,402
MR contract maintenance rights write-off offset by maintenance liability release	13,324	12,838
EOL contract maintenance rights write-off offset by EOL compensation received	94,990	37,897
Maintenance rights write-off	$209,878	$109,137

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2026 and 2025
Non-Cash Investing and Financing Activities
Nine Months Ended September 30, 2026:
Flight equipment held for operating leases in the amount of $373 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $700 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $142 million was settled with buyers upon sale or disposal of assets.
Nine Months Ended September 30, 2025:
Flight equipment held for operating leases in the amount of $408 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $833 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $91 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended September 30, 2026 and 2025

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2026	170,043,739	$2,163	$2,432,636	$(1,758,066)	$12,954	$17,719,686	$18,409,373	$207	$18,409,580
Repurchase of shares	—	—	—	(782,732)	—	—	(782,732)	—	(782,732)
Dividends declared on ordinary shares	—	—	—	—	—	(62,773)	(62,773)	—	(62,773)
Share cancellation	(5,000,000)	(57)	(650,521)	650,578	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	79	—	—	—	79	—	79
Share-based compensation	—	—	25,215	—	—	—	25,215	—	25,215
Total comprehensive income (loss)	—	—	—	—	84,178	948,800	1,032,978	(38)	1,032,940
Balance as of September 30, 2026	165,043,739	$2,106	$1,807,409	$(1,890,220)	$97,132	$18,605,713	$18,622,140	$169	$18,622,309

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2025	196,043,739	$2,466	$5,122,322	$(1,697,801)	$(43,524)	$14,563,612	$17,947,075	$210	$17,947,285
Repurchase of shares	—	—	—	(980,691)	—	—	(980,691)	—	(980,691)
Dividends declared on ordinary shares	—	—	—	—	—	(48,485)	(48,485)	—	(48,485)
Share cancellation	(10,000,000)	(117)	(953,792)	953,909	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(11,068)	7,073	—	(192)	(4,187)	—	(4,187)
Share-based compensation	—	—	30,274	—	—	—	30,274	—	30,274
Total comprehensive (loss) income	—	—	—	—	(10,490)	1,215,747	1,205,257	(9)	1,205,248
Balance as of September 30, 2025	186,043,739	$2,349	$4,187,736	$(1,717,510)	$(54,014)	$15,730,682	$18,149,243	$201	$18,149,444

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity (Continued)
For the Nine Months Ended September 30, 2026 and 2025

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive (loss) income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2025	179,043,739	$2,267	$3,517,963	$(1,467,321)	$(50,210)	$16,320,581	$18,323,280	$211	$18,323,491
Repurchase of shares	—	—	—	(2,219,080)	—	—	(2,219,080)	—	(2,219,080)
Dividends declared on ordinary shares	—	—	—	—	—	(194,191)	(194,191)	—	(194,191)
Share cancellation	(14,000,000)	(161)	(1,745,176)	1,745,337	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(55,027)	50,844	—	(13,326)	(17,509)	—	(17,509)
Share-based compensation	—	—	89,649	—	—	—	89,649	—	89,649
Total comprehensive income (loss)	—	—	—	—	147,342	2,492,649	2,639,991	(42)	2,639,949
Balance as of September 30, 2026	165,043,739	$2,106	$1,807,409	$(1,890,220)	$97,132	$18,605,713	$18,622,140	$169	$18,622,309

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2024	204,543,739	$2,558	$5,809,276	$(1,425,652)	$42,683	$12,755,758	$17,184,623	$209	$17,184,832
Repurchase of shares	—	—	—	(1,983,367)	—	—	(1,983,367)	—	(1,983,367)
Dividends declared on ordinary shares	—	—	—	—	—	(146,804)	(146,804)	—	(146,804)
Share cancellation	(18,500,000)	(209)	(1,511,186)	1,511,395	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(240,842)	180,114	—	3,912	(56,816)	—	(56,816)
Share-based compensation	—	—	130,488	—	—	—	130,488	—	130,488
Total comprehensive (loss) income	—	—	—	—	(96,697)	3,117,816	3,021,119	(8)	3,021,111
Balance as of September 30, 2025	186,043,739	$2,349	$4,187,736	$(1,717,510)	$(54,014)	$15,730,682	$18,149,243	$201	$18,149,444

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us” or the “Company”) is the global leader in aviation leasing, with 1,884 aircraft owned, managed or on order, approximately 1,300 engines (including engines owned and managed by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of $72 billion as of September 30, 2026. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters are in Dublin and Miami, and we also have offices in Shannon, Memphis, Singapore, London, Dubai, Shanghai, Amsterdam and other locations.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. The results of operations for the three and nine months ended September 30, 2026 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, loans receivable, notes receivable, deferred tax assets, unrecognized tax benefits and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment (the “Commercial Flight Equipment Segment”). We manage our business activities on a consolidated basis and the Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses net income to evaluate the performance of the segment and the returns generated from segment assets.
The accounting policies of the Commercial Flight Equipment Segment are described in our Annual Report on Form 20‑F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. Revenue, expenses and net income generated from the Commercial Flight Equipment Segment are reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.
3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026.
Recent accounting standards adopted during the year ended December 31, 2025:
Improvements to Income Tax Disclosures
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is designed to enhance the transparency and usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard became effective for fiscal years beginning after December 15, 2024. During the fourth quarter of 2025, we adopted ASU 2023-09 and the amendments have been applied on a prospective basis. The adoption of ASU 2023-09 did not have a material effect on the Company’s consolidated financial statements.
Future application of accounting standards:
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires disaggregated information for specified categories of expenses, including inventory purchases, employee compensation, depreciation, amortization and depletion, to be presented in certain expense captions. The new standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued after the effective date, or retrospectively to all prior periods presented. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $119 million and $101 million as of September 30, 2026 and December 31, 2025, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of September 30, 2026, December 31, 2025 and September 30, 2025:

	September 30, 2026	December 31, 2025	September 30, 2025
Cash and cash equivalents	$2,533,501	$1,379,180	$1,814,283
Restricted cash	119,253	100,564	98,167
Total cash, cash equivalents and restricted cash	$2,652,754	$1,479,744	$1,912,450
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the nine months ended September 30, 2026 and 2025 were as follows:

	Nine Months Ended September 30,
	2026	2025
Net book value at beginning of period	$57,796,320	$58,575,672
Additions	4,877,430	3,592,581
Depreciation	(1,903,490)	(1,969,324)
Disposals and transfers to held for sale	(2,033,769)	(1,552,946)
Transfers to/from investment in finance leases, net/inventory	(372,866)	(407,831)
Impairments (Note 20)	(53,399)	(47,335)
Net book value at end of period	$58,310,226	$58,190,817

Accumulated depreciation and impairment as of September 30, 2026 and 2025, respectively:	$(16,926,297)	$(16,147,933)
6. Investment in finance leases, net
Components of investment in finance leases, net as of September 30, 2026 and December 31, 2025 were as follows:

	September 30, 2026	December 31, 2025
Future minimum lease payments to be received, net	$1,310,021	$1,376,169
Estimated residual values of leased flight equipment	858,670	1,138,541
Less: Unearned income	(599,181)	(694,940)
Less: Allowance for credit losses	(11,237)	(12,276)
	$1,558,273	$1,807,494
During the three months ended September 30, 2026 and 2025, we recognized interest income from investment in finance leases, net of $50 million and $43 million, respectively, included in basic lease rents. During the nine months ended September 30, 2026 and 2025, we recognized interest income from investment in finance leases, net of $159 million and $92 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Flight equipment held for sale
As of September 30, 2026, flight equipment with a total net book value of $483 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $97 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2025, flight equipment with a total net book value of $1.1 billion met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Maintenance rights	$1,091,982	$1,336,440
Lease premium, net	258,202	340,967
	$1,350,184	$1,677,407
Movements in maintenance rights during the nine months ended September 30, 2026 and 2025 were as follows:

	Nine Months Ended September 30,
	2026	2025
Maintenance rights at beginning of period	$1,336,440	$1,669,742
EOL and MR contract maintenance rights expense	(101,564)	(58,402)
MR contract maintenance rights write-off due to maintenance liability release	(13,324)	(12,838)
EOL contract maintenance rights write-off due to cash receipt	(94,990)	(37,897)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(34,580)	(163,691)
Maintenance rights at end of period	$1,091,982	$1,396,914
The following tables present details of lease premium assets and related accumulated amortization as of September 30, 2026 and December 31, 2025:

	September 30, 2026
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$734,521	$(476,319)	$258,202

	December 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$790,042	$(449,075)	$340,967
Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended September 30, 2026 and 2025, we recorded amortization expense for lease premium assets of $24 million and $27 million, respectively. During the nine months ended September 30, 2026 and 2025, we recorded amortization expense for lease premium assets of $78 million and $87 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

9. Other intangibles, net
Other intangibles, net consisted of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Customer relationships, net	$97,824	$113,706
Other intangible assets	3,558	4,083
	$101,382	$117,789
The following tables present details of customer relationships and related accumulated amortization as of September 30, 2026 and December 31, 2025:

	September 30, 2026
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(262,176)	$97,824

	December 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(246,294)	$113,706
During the three months ended September 30, 2026 and 2025, we recorded amortization expense for customer relationships of $5 million. During the nine months ended September 30, 2026 and 2025, we recorded amortization expense for customer relationships of $16 million.
10. Associated companies
As of September 30, 2026 and December 31, 2025, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of September 30, 2026	September 30, 2026	December 31, 2025
Shannon Engine Support	50.0	$1,340,606	$1,166,236
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	91,459	85,829
Other	9.5-39.3	40,285	63,241
		$1,472,350	$1,315,306

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

11. Other assets
Other assets consisted of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Straight-line rents, prepaid expenses and other	$550,879	$506,031
Loans receivable, net of allowance for credit losses (a)	520,281	513,689
Derivative assets (Note 12)	115,699	12,247
Lease incentives	97,910	100,401
Notes receivable, net of allowance for credit losses	83,506	86,846
Inventory	79,442	112,438
Operating lease right of use assets, net	33,555	39,395
Investments	10,990	49,590
Other receivables, net	505,213	458,641
	$1,997,475	$1,879,278

(a)As of September 30, 2026 and December 31, 2025, we had an allowance for credit losses on loans receivable of $1 million and $0.3 million, respectively. During the nine months ended September 30, 2026 and 2025, we recognized interest income from loans receivable, net of allowance for credit losses of $37 million and $39 million, respectively, included in other income.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, U.S. treasury locks, options and forward contracts.
As of September 30, 2026, we had interest rate contracts outstanding, with underlying variable benchmark interest rates of the Secured Overnight Financing Rate (“SOFR” or “Term SOFR”).
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. We did not have cash collateral from counterparties and had not advanced any cash collateral to counterparties as of September 30, 2026 or December 31, 2025.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of September 30, 2026 and December 31, 2025:

	September 30, 2026		December 31, 2025
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$800,000	$8,506	$500,000	$3,471
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$5,236,000	$107,193	$1,705,000	$8,776
Total derivative assets		$115,699		$12,247

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

	September 30, 2026		December 31, 2025
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as cash flow hedges:
Interest rate contracts	$—	$—	$200,000	$3,327
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$230,000	$139	$4,905,000	$69,400
Total derivative liabilities		$139		$72,727

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$96,062	$(13,922)	$167,789	$(118,006)
Derivative premium and amortization	870	1,833	2,472	6,189
Income tax effect	(12,754)	1,599	(22,919)	15,120
Net gain (loss) on derivatives, net of tax	$84,178	$(10,490)	$147,342	$(96,697)
We expect to reclassify approximately $32 million from accumulated other comprehensive income (“AOCI”) as a reduction in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effects of gains or losses related to derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Derivatives not designated as accounting hedges:
Interest rate contracts	$3,455	$(9,105)	$8,362	$(24,362)
Derivatives designated as accounting hedges:
Reclassification of amounts previously recorded within AOCI to interest expense	(2,133)	12,407	(4,454)	37,730
Net gain recognized in interest expense	$1,322	$3,302	$3,908	$13,368

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Deferred revenue	$839,486	$840,935
Accounts payable and accrued expenses	495,371	562,773
Accrued interest	387,475	371,996
Operating lease liabilities	42,359	48,961
Derivative liabilities (Note 12)	139	72,727
	$1,764,830	$1,897,392
14. Accrued maintenance liability
Movements in accrued maintenance liability during the nine months ended September 30, 2026 and 2025 were as follows:

	Nine Months Ended September 30,
	2026	2025
Accrued maintenance liability at beginning of period	$3,534,388	$3,327,347
Maintenance payments received	712,204	725,250
Maintenance payments returned	(177,117)	(176,779)
Release to income upon sale	(142,089)	(90,531)
Release to income other than upon sale	(205,395)	(148,601)
Lessor contribution, top-ups and other	(32,257)	(147,728)
Accrued maintenance liability at end of period	$3,689,734	$3,488,958

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of September 30, 2026, the principal amount of our outstanding indebtedness totaled $43.5 billion, which excluded debt issuance costs, debt discounts and debt premium of $235 million, and our undrawn lines of credit were $11.9 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of September 30, 2026, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of September 30, 2026 and December 31, 2025:

	September 30, 2026						December 31, 2025
Debt obligation	Collateral (number of assets) (a)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (b)	Maturity	Amount outstanding
Unsecured
AerCap Trust (c), AICDC (d) & AFDAC (e) Notes		$30,150,000	$—	$30,150,000	4.11%	2026-2041	$29,000,000
Revolving credit facilities (f)		9,950,000	9,925,000	25,000	—	2028-2030	25,000
Other unsecured debt		6,016,543	795,000	5,221,543	5.16%	2028-2032	5,220,452
TOTAL UNSECURED		$46,116,543	$10,720,000	$35,396,543			$34,245,452
Secured
Export credit facilities (g)	30	788,759	—	788,759	3.47%	2027-2037	1,003,129
Institutional secured term loans & secured portfolio loans	166	4,329,460	—	4,329,460	5.16%	2027-2034	5,292,379
AerFunding Revolving Credit Facility	17	1,750,000	1,152,143	597,857	5.22%	2031	802,836
Other secured debt	65	170,527	25,885	144,642	6.21%	2027-2041	212,466
Fair value adjustment		—	—	—			42
TOTAL SECURED		$7,038,746	$1,178,028	$5,860,718			$7,310,852
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	6.85%	2055-2065	2,250,000
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(235,015)			(240,983)
	278	$55,405,289	$11,898,028	$43,272,246			$43,565,321

(a)The assets pledged as collateral include 201 aircraft and 77 engines.
(b)The weighted average interest rate for our floating-rate debt of $9.9 billion is calculated based on the applicable U.S. dollar SOFR rate, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(c)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(d)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(e)AerCap Funding Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AFDAC”).
(f)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(g)An additional $0.9 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust, AICDC and AFDAC Notes
In January 2026, AerCap Trust and AICDC co-issued $900 million aggregate principal amount of 4.125% Senior Notes due 2029 and $850 million aggregate principal amount of 4.750% Senior Notes due 2033.
In February 2026, AerCap Trust and AICDC redeemed in full the $500 million aggregate principal amount of their 4.450% Senior Notes due 2026 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.
In July 2026, AFDAC issued $900 million aggregate principal amount of 4.875% Senior Notes due 2031, and guaranteed the outstanding AerCap Trust and AICDC Notes.
In October 2026, AFDAC issued $750 million aggregate principal amount of 5.500% Senior Notes due 2030 and $750 million aggregate principal amount of 5.875% Senior Notes due 2033.
The AFDAC Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap Holdings N.V., AICDC, AerCap Trust and certain other AerCap subsidiaries. As a result, the AFDAC Notes have the same overall obligor group as the AerCap Trust and AICDC Notes.
Revolving credit facilities
In March 2018, AerCap entered into a $950 million unsecured revolving and term loan facility (the “Asia Revolver”). In March 2026, AerCap amended the Asia Revolver and extended its maturity to March 2030.
Other unsecured debt
In May 2026, we amended and extended an existing unsecured term loan facility. The facility was upsized to $1.5 billion, and its maturity date was extended from November 2027 to May 2030.
In June 2026, we amended and extended an existing unsecured term loan facility. The facility was upsized to $700 million, and its maturity date was extended from September 2027 to June 2030.
Institutional secured term loans
In February 2026, AerCap prepaid in full the $400 million Hyperion institutional term loan, which was originally entered into in 2014.
16. Income taxes
Our effective tax rate was 12.3% and 14.3% for the three and nine months ended September 30, 2026, respectively, and 14.5% and 13.8% for the three and nine months ended September 30, 2025, respectively.
During the nine months ended September 30, 2026, we recorded approximately $4 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $18.5 million of income tax benefit due to the partial reversal of a Pillar Two provision from the prior year. During the nine months ended September 30, 2025, we recorded approximately $214 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $41 million of income tax benefit due to the reversal of a Pillar Two provision from the prior year, primarily due to clarifying guidance.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate. Excluding any discrete items, our effective tax rate for the full year 2026 is expected to be approximately 15%.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Equity
Share repurchase programs
The following table presents our share repurchase programs approved by our Board of Directors from January 1, 2025 through September 30, 2026:

Program approval date	Program end date	Authorized amount ($)	Program completion date
February 2025	December 31, 2025	1,000,000	August 22, 2025
April 2025	December 31, 2025	500,000	September 11, 2025
September 2025	June 30, 2026	750,000	March 2, 2026
December 2025	June 30, 2026	1,000,000	May 14, 2026
April 2026	December 31, 2026	1,000,000	September 18, 2026
September 2026	June 30, 2027	1,000,000	Not yet completed
During the three months ended September 30, 2026, we repurchased 5.3 million of our ordinary shares under our share repurchase programs at an average price of $147.12 per ordinary share. During the nine months ended September 30, 2026, we repurchased 15.6 million of our ordinary shares under our share repurchase programs at an average price of $142.50 per ordinary share.
During the three and nine months ended September 30, 2026, we cancelled 5.0 million and 14.0 million ordinary shares, respectively, which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.
Dividends on ordinary shares
Since 2024, we have paid a cash dividend on a quarterly basis. We expect to continue to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance, distributable reserves and cash flows.
In February 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of March 19, 2026, to shareholders of record as of the close of business on February 25, 2026.
In April 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of June 4, 2026, to shareholders of record as of the close of business on May 13, 2026.
In July 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of September 3, 2026, to shareholders of record as of the close of business on August 12, 2026.
In October 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of December 3, 2026, to shareholders of record as of the close of business on November 11, 2026.
18. Other income
Other income consisted of the following for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Interest and other income	$85,116	$69,964	$232,187	$214,352
Management fees	12,248	13,069	33,724	35,259
	$97,364	$83,033	$265,911	$249,611

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Net (recoveries) charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons (the “Sanctions”).
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together have represented an unusual and infrequent event and therefore the related net (recoveries) charges are classified separately on our Condensed Consolidated Income Statements.
During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment of $3.2 billion, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remained in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines. The termination of the leasing of our leased fleet in Russia also resulted in reduced revenues and operating cash flows.
During the nine months ended September 30, 2026, we recognized net recoveries of $28 million, which consisted of insurance settlement proceeds related to a Russian airline and its Russian insurer in respect of two aircraft lost in Russia. Together with recoveries of $1.3 billion in 2023, $195 million in 2024 and $1.5 billion in 2025, our total pre-tax recoveries relating to the Ukraine Conflict since 2023 amount to approximately $3.0 billion. Certain claims against the insurers and reinsurers under our former Russian lessees’ insurance and reinsurance policies remain ongoing in the London Commercial Court. Refer to Note 25—Commitments and Contingencies for further details on these legal proceedings.
Net recoveries related to Ukraine Conflict consisted of the following for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	(U.S. Dollars in millions)
Insurance proceeds and interest	$—	$(473)	$(28)	$(1,446)
Net recoveries of flight equipment	—	(2)	—	(2)
Net recoveries related to Ukraine Conflict	$—	$(475)	$(28)	$(1,448)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Asset impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three and nine months ended September 30, 2026, we recognized impairment charges of $39 million and $53 million, respectively, primarily related to changes in the expected future cash flows for certain assets, lease terminations and sales transactions. During the three and nine months ended September 30, 2025, we recognized impairment charges of $42 million and $47 million, respectively, primarily related to changes in the expected future cash flows for certain assets, sales transactions, lease terminations or lease amendments. For all periods mentioned, the impairment charges were fully or partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
21. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Personnel expenses	$60,648	$62,234	$170,703	$173,086
Share-based compensation	25,215	30,274	89,649	130,488
Professional services	10,859	9,761	33,438	26,599
Travel expenses	10,535	9,278	32,269	28,007
Office expenses	7,593	7,634	23,164	22,751
Other expenses	9,664	9,706	31,033	31,887
	$124,514	$128,887	$380,256	$412,818

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 2,754,000 and 4,046,913 shares of unvested restricted stock as of September 30, 2026 and 2025, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was nil for the three and nine months ended September 30, 2026, and 18,301 and 21,571 for the three and nine months ended September 30, 2025, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the three and nine months ended September 30, 2026 and 2025 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income for the computation of basic EPS	$948,800	$1,215,747	$2,492,649	$3,117,816
Weighted average ordinary shares outstanding—basic	152,429,789	171,483,556	156,674,262	174,959,115
Basic EPS	$6.22	$7.09	$15.91	$17.82

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income for the computation of diluted EPS	$948,800	$1,215,747	$2,492,649	$3,117,816
Weighted average ordinary shares outstanding—diluted	153,863,317	174,066,926	158,878,969	178,853,682
Diluted EPS	$6.17	$6.98	$15.69	$17.43
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of September 30, 2026 and December 31, 2025 were as follows:

	September 30, 2026	December 31, 2025

	Number of ordinary shares
Ordinary shares issued	165,043,739	179,043,739
Treasury shares	(13,180,139)	(12,167,192)
Ordinary shares outstanding	151,863,600	166,876,547
Shares of unvested restricted stock	(2,754,000)	(4,135,620)
Ordinary shares outstanding, excluding shares of unvested restricted stock	149,109,600	162,740,927

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the nine months ended September 30, 2026, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of September 30, 2026 and December 31, 2025, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.
Wholly-owned ECA financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European, Canadian and Brazilian ECAs. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of September 30, 2026, AerFunding had $598 million outstanding under a secured revolving credit facility and $2.5 billion of AerFunding Class E-1 Notes outstanding due to us.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Variable interest entities (Continued)
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Carrying value of debt and equity investments	$92,763	$94,832
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.
24. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the three and nine months ended September 30, 2026, we recognized lease rental income from SES of $91 million and $229 million, respectively. During the three and nine months ended September 30, 2025, we recognized lease rental income from SES of $56 million and $155 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from, or paid to, other related parties for management fees, distributions and contributions for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Management fees and other	$8,040	$4,517	$14,181	$11,639
Distributions	585	20,992	18,311	30,407
Contributions	(5,173)	(1,472)	(5,649)	(2,016)
Einn Volant Aircraft Leasing Holdings Ltd. (“EVAL”)
During the three and nine months ended September 30, 2026, AerCap completed the sale of nine and ten engines, respectively, to EVAL.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies
Flight equipment on order
As of September 30, 2026, we had commitments to purchase 347 new aircraft scheduled for delivery through 2034. These commitments are primarily based upon purchase agreements with The Boeing Company (“Boeing”) and Airbus S.A.S. (“Airbus”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of September 30, 2026, we also had commitments to purchase ten engines and nine helicopters for delivery through 2027.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the nine months ended September 30, 2026 and 2025 were as follows:

	Nine Months Ended September 30,
	2026	2025
Prepayments on flight equipment at beginning of period	$4,272,766	$3,460,296
Prepayments and additions during the period, net	2,151,998	1,439,548
Interest paid and capitalized during the period, net	96,290	110,530
Prepayments and capitalized interest applied to the purchase of flight equipment	(2,598,947)	(946,442)
Prepayments on flight equipment at end of period	$3,922,107	$4,063,932
The following table presents our contractual commitments for the purchase of flight equipment as of September 30, 2026:

	2026 - remaining	2027	2028	2029	2030	Thereafter	Total

	(U.S. Dollars in millions)
Purchase obligations (a)	$1,275.0	$4,612.5	$3,776.5	$2,977.4	$2,342.8	$7,268.5	$22,252.7

(a)As of September 30, 2026, we had commitments to purchase 347 aircraft (including 22 purchase-and-leaseback transactions), ten engines and nine helicopters through 2034. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)
Contingent and possessed insurance policy litigation and operator insurance and reinsurance policies litigation
On June 9, 2022, AerCap Ireland Limited (“AerCap Ireland”) (as representative claimant on its own behalf and on behalf of all other insureds under its C&P Policy) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy in respect of aircraft and spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. In 2025, the Commercial Court awarded AerCap Ireland approximately $1.0 billion under the Aviation “War and Allied Perils” Coverage section of its C&P Policy in respect of this claim (the “2025 Judgment”) and interest on the 2025 Judgment amount. On March 31, 2026, the Court of Appeal granted the relevant insurers of our C&P Policy permission to appeal the 2025 Judgment (the “Appeal”). The Court of Appeal has scheduled the hearing of the Appeal for February 2027. Certain insurers that were parties to the 2025 Judgment have entered into settlements with AerCap Ireland and its affiliates and are no longer participating in the Appeal.
We intend to vigorously defend against the Appeal. However, if the insurers pursuing the Appeal ultimately prevail, we may be required to repay the portions of the 2025 Judgment, related interest awarded and recoverable costs paid by insurers that remain parties to the Appeal. Accordingly, as of October 28, 2026, our aggregate potential exposure attributable to insurers that continue to participate in the Appeal was approximately $1 billion (excluding any additional interest that may be awarded on such amount and any payment of insurers’ own costs). Although the outcome of the Appeal is inherently uncertain, based on the facts and circumstances currently known, we do not consider an adverse outcome to be probable.
In parallel with the C&P Policy claim, in 2023 and 2024, AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various Russian insurers under the Russian airlines’ insurance policies (the “Operator Insurance Policies”) and against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine (the “Operator Reinsurance Proceedings”). The trial of the Operator Reinsurance Proceedings commenced in October 2026 and is currently scheduled to end in December 2026.
AerCap Ireland and certain of its affiliates have entered into settlements with certain insurers and reinsurers and are currently engaged in discussions regarding potential settlements with other insurers under the C&P Policy and reinsurers under the Operator Reinsurance Policies. Depending on the insurance counterparties involved, any further settlements that are ultimately reached would reduce AerCap’s potential exposure in connection with the Appeal, or would result in a substantial reduction or complete resolution of the claims currently being tried in the Operator Reinsurance Proceedings without further determination by the court, or both, irrespective of whether any additional recoveries are obtained. Claims against Russian insurers and reinsurers would continue following these settlements but are presently stayed.
VASP litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. Following VASP’s defaults on its lease obligations in 1992, we repossessed our aircraft and engines. VASP challenged this and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession. Since then, we have defended this case in the Brazilian courts through various motions and appeals. In 2017, a Brazilian court decided that VASP had suffered no damages as a result of the contested repossession of our equipment. In August 2026, an appellate court reversed the original 1996 TJSP order and ruled that we are not liable to VASP for the repossession. VASP has a limited right to make further appeals. We believe, and have been advised, that it is not probable that VASP will ultimately be able to recover damages from us. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to defend our position vigorously.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

26. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of September 30, 2026 and December 31, 2025, our derivative portfolio consisted of interest rate derivatives. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of September 30, 2026 and December 31, 2025, we held investments at fair value of $11 million and $49 million, respectively. The valuations of our investments were classified as Level 1 as of September 30, 2026. The valuations of our investments were classified as Level 1 and Level 3 as of December 31, 2025. There were no transfers between fair value hierarchy levels during the nine months ended September 30, 2026, or during the year ended December 31, 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2026 and December 31, 2025:

	September 30, 2026
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$115,699	$—	$115,699	$—
Investments, at fair value	10,619	10,619	—	—

Liabilities
Derivative liabilities	$139	$—	$139	$—

	December 31, 2025
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$12,247	$—	$12,247	$—
Investments, at fair value	49,218	12,996	—	36,222

Liabilities
Derivative liabilities	$72,727	$—	$72,727	$—
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the flight equipment’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the flight equipment type, age, and the airframe and engine configuration of the flight equipment. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the flight equipment at the time of re-lease and are assumed through the estimated holding period of the flight equipment. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of flight equipment for the sale of its parts (“part-out”) of individual flight equipment has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on flight equipment type. In situations where the flight equipment will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the flight equipment type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the flight equipment funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the flight equipment. An increase in the discount rate would decrease the fair value measurement of the flight equipment, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the flight equipment.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair values of loans receivable and notes receivable are estimated using a discounted cash flow analysis (Level 3).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
As of September 30, 2026 and December 31, 2025, we held investments at fair value of $11 million and $49 million, respectively. There were no transfers between fair value hierarchy levels during the nine months ended September 30, 2026, or during the year ended December 31, 2025.
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of September 30, 2026 and December 31, 2025 were as follows:

	September 30, 2026
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,533,501		$2,533,501	$2,533,501	$—	$—
Restricted cash	119,253		119,253	119,253	—	—
Loans receivable	520,281		548,470	—	—	548,470
Notes receivable	83,506		76,390	—	—	76,390
Derivative assets	115,699		115,699	—	115,699	—
Investments, at fair value	10,619		10,619	10,619	—	—
	$3,382,859		$3,403,932	$2,663,373	$115,699	$624,860
Liabilities
Debt	$43,507,261	(a)	$41,611,910	$—	$41,611,910	$—
Derivative liabilities	139		139	—	139	—
	$43,507,400		$41,612,049	$—	$41,612,049	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2025
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,379,180		$1,379,180	$1,379,180	$—	$—
Restricted cash	100,564		100,564	100,564	—	—
Loans receivable	513,689		544,440	—	—	544,440
Notes receivable	86,846		79,637	—	—	79,637
Investments, at fair value	49,218		49,218	12,996	—	36,222
Derivative assets	12,247		12,247	—	12,247	—
	$2,141,744		$2,165,286	$1,492,740	$12,247	$660,299
Liabilities
Debt	$43,806,304	(a)	$43,045,384	$—	$43,045,384	$—
Derivative liabilities	72,727		72,727	—	72,727	—
	$43,879,031		$43,118,111	$—	$43,118,111	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Subsequent events
AFDAC Notes
In October 2026, AFDAC issued $750 million aggregate principal amount of 5.500% Senior Notes due 2030 and $750 million aggregate principal amount of 5.875% Senior Notes due 2033.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward-looking statements
This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the impact of the conflict in the Middle East, including the Iran conflict, or any escalation thereof, on the aviation industry or our business and results of operations, financial condition and cash flows;
•the continued impact of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes;
•disruptions and security breaches affecting our information systems or the information systems of our third-party providers; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the industry leader across all areas of aviation leasing with a portfolio consisting of 3,482 aircraft, engines (including engines owned and managed by our SES joint venture) and helicopters that were owned, on order or managed as of September 30, 2026. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the nine months ended September 30, 2026, we executed 692 aviation asset transactions.
The following table presents our flight equipment portfolio by type as of September 30, 2026:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,358	81%	93	347	1,798
Airbus A220 Family	19	1%	3	—	22
Airbus A320neo Family	423	30%	25	257	705
Airbus A320 Family	303	5%	17	—	320
Airbus A330neo Family	12	2%	1	6	19
Airbus A330	33	1%	2	—	35
Airbus A350	36	6%	5	—	41
Boeing 737 MAX	119	8%	5	57	181
Boeing 737NG	202	7%	35	—	237
Boeing 777-200ER / 300-ER	23	1%	—	—	23
Boeing 787	118	18%	—	21	139
Embraer E190 / E195 / E2	51	2%	—	1	52
Other (a)	19	—	—	5	24
Freighter Aircraft	82	3%	4	—	86
Airbus A321	8	—	—	—	8
Boeing 737	56	1%	4	—	60
Boeing 767 / 777	18	2%	—	—	18
Engines	482	10%	777	10	1,269
Helicopters	320	6%	—	9	329
Total	2,242	100%	874	366	3,482

(a)Other includes 19 owned aircraft (including five Embraer E175 aircraft, one Boeing 767 aircraft and 13 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of September 30, 2026. In addition, SES had 21 engines on order as of September 30, 2026.

Aircraft portfolio
As of September 30, 2026, we owned 1,440 aircraft and managed 97 aircraft. As of September 30, 2026, we had commitments to purchase 347 new aircraft scheduled for delivery through 2034. As of September 30, 2026, the average age of our owned passenger aircraft fleet, weighted by net book value, was 7.3 years. As of September 30, 2026, 1,394 of our 1,440 owned aircraft were on lease and 46 aircraft were off-lease. As of October 23, 2026, of the 46 aircraft, 24 were re-leased or under commitments for re-lease, nine aircraft were designated for sale or part-out, ten aircraft were being marketed for re-lease and three aircraft were sold. The aircraft which were designated for sale or part-out or marketed for re-lease represented approximately 1% of the aggregate net book value of our fleet. During the three and nine months ended September 30, 2026, our owned aircraft utilization rate was 97%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft. Less than 1% of our owned aircraft were undergoing or designated for cargo conversion during the three and nine months ended September 30, 2026 and were therefore not calculated as utilized.
During the nine months ended September 30, 2026, we had the following activity related to aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,340	126	35	1,501
Aircraft purchases	67	—	—	67
Aircraft reclassified to held for sale	(28)	—	28	—
Aircraft sold or designated for part-out (a)	(43)	(39)	(46)	(128)
Aircraft reclassified to/from investment in finance leases, net	(10)	10	—	—
Number of owned aircraft at end of period	1,326	97	17	1,440

(a)Includes two aircraft that were reclassified to inventory and the total loss of one aircraft.
Critical accounting estimates
There have been no significant changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026.

Comparative results of operations
Results of operations for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025

	Three Months Ended September 30,		Increase/ (Decrease)
	2026	2025

	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,697,991	$1,689,930	$8,061
Maintenance rents and other receipts	267,423	203,589	63,834
Total lease revenue	1,965,414	1,893,519	71,895
Net gain on sale of assets	352,551	332,019	20,532
Other income	97,364	83,033	14,331
Total Revenues and other income	2,415,329	2,308,571	106,758
Expenses
Depreciation and amortization	648,618	665,479	(16,861)
Net recoveries related to Ukraine Conflict	—	(474,879)	474,879
Asset impairment	38,842	41,726	(2,884)
Interest expense	475,482	485,915	(10,433)
Loss on debt extinguishment	—	658	(658)
Leasing expenses	131,478	92,547	38,931
Selling, general and administrative expenses	124,514	128,887	(4,373)
Total Expenses	1,418,934	940,333	478,601
Gain (loss) on investments at fair value	1,777	(1,734)	3,511
Income before income taxes and income of investments accounted for under the equity method	998,172	1,366,504	(368,332)
Income tax expense	(122,896)	(198,246)	75,350
Equity in net earnings of investments accounted for under the equity method	73,486	47,480	26,006
Net income	$948,762	$1,215,738	$(266,976)
Net loss attributable to non-controlling interest	38	9	29
Net income attributable to AerCap Holdings N.V.	$948,800	$1,215,747	$(266,947)
Basic lease rents. The increase in basic lease rents of $8 million was attributable to:
•the acquisition of assets between July 1, 2025 and September 30, 2026, with an aggregate net book value of $8.1 billion on their respective acquisition dates, as well as the entry into service of our converted Boeing 777-300ER freighters, which commenced in September 2025, collectively resulting in an increase in basic lease rents of $155 million;
partially offset by
•the sale of assets between July 1, 2025 and September 30, 2026 with an aggregate net book value of $4.1 billion on their respective sale dates, resulting in a decrease in basic lease rents of $110 million; and
•a decrease in basic lease rents of $37 million primarily due to lease terminations and redeliveries as well as lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $64 million, or 31%, was attributable to:
•an increase of $55 million in maintenance rents and other receipts from lease terminations; and
•an increase of $9 million in regular maintenance rents, primarily due to higher EOL compensation and other receipts.
Net gain on sale of assets. The increase in net gain on sale of assets of $21 million, or 6%, was primarily due to the volume and composition of asset sales. During the three months ended September 30, 2026, we sold 70 assets for sale proceeds of $1.1 billion and during the three months ended September 30, 2025, we sold 32 assets for sale proceeds of $1.5 billion.
Depreciation and amortization. The decrease in depreciation and amortization of $17 million, or 3%, was primarily due to lower average lease assets and changes in the estimated useful lives and residual values of individual assets during the three months ended September 30, 2026 compared to the three months ended September 30, 2025.
Net recoveries related to Ukraine Conflict. During the three months ended September 30, 2026, we did not recognize any recoveries related to the Ukraine Conflict. During the three months ended September 30, 2025, we recognized net recoveries of $475 million, which primarily included cash insurance settlement proceeds of $238 million pursuant to settlements in respect of the insurance policies of three Russian airlines covering 13 aircraft lost in Russia, as well as the award of $234 million of interest from the London Commercial Court in respect of the June 11, 2025 judgment in respect of our claim against the insurers under our contingent and possessed insurance policy (“C&P Policy”).
Asset impairment. For the three months ended September 30, 2026, we recognized asset impairment charges of $39 million, primarily related to changes in the expected future cash flows for certain assets, lease terminations and sales transactions, which were fully offset by related maintenance revenue. During the three months ended September 30, 2025, we recognized asset impairment charges of $42 million, primarily related to changes in the expected future cash flows for certain assets, sales transactions, lease terminations or lease amendments which were partially offset by related maintenance revenue.
Interest expense. The decrease in interest expense of $10 million, or 2%, was primarily attributable to:
•a decrease in the average outstanding debt balance from $44.9 billion during the three months ended September 30, 2025 to $43.5 billion during the three months ended September 30, 2026, resulting in a $15 million decrease in interest expense; and
•a $13 million decrease in interest expense attributable to mark-to-market movement on interest rate derivatives. For the three months ended September 30, 2026, we recognized a gain of $3 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $9 million recognized during the three months ended September 30, 2025;
partially offset by
•a $17 million increase in interest expense due to an increase in the average cost of debt for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.2% during the three months ended September 30, 2026, compared to 4.0% during the three months ended September 30, 2025. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt.
Leasing expenses. The increase in leasing expenses of $39 million was primarily due to $60 million of higher other leasing expenses, reflecting a $49 million decrease in our allowance for credit losses during the three months ended September 30, 2025 and $22 million of higher lessor maintenance contributions, partially offset by $34 million of lower transition and default costs and $9 million of lower maintenance rights asset amortization.

Selling, general and administrative expenses. The decrease in selling, general and administrative expenses of $4 million, or 3%, was primarily due to lower compensation-related expenses.
Income tax expense. The effective tax rate was 12.3% and 14.5% for the three months ended September 30, 2026 and 2025, respectively. During the three months ended September 30, 2026, we recorded approximately $18.5 million of income tax benefit due to the partial reversal of a Pillar Two provision from the prior year.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $26 million was primarily driven by higher earnings from our investments.

Results of operations for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025

	Nine Months Ended September 30,		Increase/ (Decrease)
	2026	2025

	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$5,057,499	$4,991,660	$65,839
Maintenance rents and other receipts	634,590	465,049	169,541
Total lease revenue	5,692,089	5,456,709	235,380
Net gain on sale of assets	866,269	566,035	300,234
Other income	265,911	249,611	16,300
Total Revenues and other income	6,824,269	6,272,355	551,914
Expenses
Depreciation and amortization	1,929,380	1,994,146	(64,766)
Net recoveries related to Ukraine Conflict	(28,380)	(1,447,701)	1,419,321
Asset impairment	53,399	47,335	6,064
Interest expense	1,411,039	1,507,641	(96,602)
(Gain) loss on debt extinguishment	(2,823)	2,640	(5,463)
Leasing expenses	391,575	267,831	123,744
Selling, general and administrative expenses	380,256	412,818	(32,562)
Total Expenses	4,134,446	2,784,710	1,349,736
Loss on investments at fair value	(2,090)	(25,662)	23,572
Income before income taxes and income of investments accounted for under the equity method	2,687,733	3,461,983	(774,250)
Income tax expense	(384,636)	(477,585)	92,949
Equity in net earnings of investments accounted for under the equity method	189,510	133,410	56,100
Net income	$2,492,607	$3,117,808	$(625,201)
Net loss attributable to non-controlling interest	42	8	34
Net income attributable to AerCap Holdings N.V.	$2,492,649	$3,117,816	$(625,167)
Basic lease rents. The increase in basic lease rents of $66 million, or 1%, was attributable to:
•the acquisition of assets between January 1, 2025 and September 30, 2026, with an aggregate net book value of $10.3 billion on their respective acquisition dates, as well as the entry into service of our converted Boeing 777-300ER freighters, which commenced in September 2025, collectively resulting in an increase in basic lease rents of $402 million;
partially offset by
•the sale of assets between January 1, 2025 and September 30, 2026 with an aggregate net book value of $4.7 billion on their respective sale dates, resulting in a decrease in basic lease rents of $246 million; and
•a decrease in basic lease rents of $90 million primarily due to lease terminations and redeliveries as well as lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $170 million, or 36%, was attributable to:
•an increase of $108 million in regular maintenance rents, primarily due to higher EOL compensation and other receipts; and
•an increase of $62 million in maintenance rents and other receipts from lease terminations.
Net gain on sale of assets. The increase in net gain on sale of assets of $300 million, or 53%, was primarily due to the volume and composition of asset sales. During the nine months ended September 30, 2026, we sold 149 assets for sale proceeds of $4.0 billion and during the nine months ended September 30, 2025, we sold 85 assets for proceeds of $2.6 billion.
Depreciation and amortization. The decrease in depreciation and amortization of $65 million, or 3%, was primarily due to lower average lease assets and changes in the estimated useful lives and residual values of individual assets during the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025.
Net recoveries related to Ukraine Conflict. During the nine months ended September 30, 2026, we recognized recoveries of $28 million, which consisted of insurance settlement proceeds related to a Russian airline and its Russian insurer in respect of two aircraft lost in Russia. During the nine months ended September 30, 2025, we recognized net recoveries of $1.4 billion, which primarily included recoveries of $973 million pursuant to the June 11, 2025 judgment from the London Commercial Court in respect of our claim against the insurers under our C&P Policy and the award of $234 million of interest on that judgment, as well as cash insurance settlement proceeds of $238 million pursuant to settlements in respect of the insurance policies of three Russian airlines covering 13 aircraft lost in Russia.
Asset impairment. For the nine months ended September 30, 2026, we recognized asset impairment charges of $53 million, primarily related to changes in the expected future cash flows for certain assets, lease terminations and sales transactions, which were fully offset by related maintenance revenue. During the nine months ended September 30, 2025, we recognized asset impairment charges of $47 million, primarily related to changes in the expected future cash flows for certain assets, sales transactions, lease terminations or lease amendments which were partially offset by related maintenance revenue.
Interest expense. The decrease in interest expense of $97 million, or 6%, was primarily attributable to:
•a decrease in the average outstanding debt balance from $45.8 billion during the nine months ended September 30, 2025 to $43.5 billion during the nine months ended September 30, 2026, resulting in a $74 million decrease in interest expense; and
•a $33 million decrease in interest expense attributable to mark-to-market movements on interest rate derivatives. For the nine months ended September 30, 2026, we recognized a gain of $8 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $24 million recognized during the nine months ended September 30, 2025;
partially offset by
•a $10 million increase in interest expense due to an increase in the average cost of debt for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.1% during the nine months ended September 30, 2026 and 2025. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt.
Leasing expenses. The increase in leasing expenses of $124 million was primarily due to $106 million of higher other leasing expenses, reflecting a $74 million decrease in our allowance for credit losses during the nine months ended September 30, 2025, a $43 million increase in maintenance rights asset amortization and a $5 million increase in lessor maintenance contributions, partially offset by $30 million of lower transition and default costs.

Selling, general and administrative expenses. The decrease in selling, general and administrative expenses of $33 million, or 8%, was primarily due to lower compensation-related expenses.
Income tax expense. The effective tax rate was 14.3% and 13.8% for the nine months ended September 30, 2026 and 2025, respectively.
During the nine months ended September 30, 2026, we recorded approximately $4 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $18.5 million of income tax benefit due to the partial reversal of a Pillar Two provision from the prior year. During the nine months ended September 30, 2025, we recorded approximately $214 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $41 million of income tax benefit due to the reversal of a Pillar Two provision from the prior year, primarily due to clarifying guidance.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate. Excluding any discrete items, our effective tax rate for the full year 2026 is expected to be approximately 15%.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $56 million was primarily driven by higher earnings from our investments.

Liquidity and capital resources
The following table presents our consolidated cash flows for the nine months ended September 30, 2026 and 2025:

	Nine Months Ended September 30,
	2026	2025

	(U.S. Dollars in millions)
Net cash provided by operating activities	$4,723	$4,173
Net cash used in investing activities	(1,279)	(748)
Net cash used in financing activities	(2,274)	(2,916)
Cash flows provided by operating activities. During the nine months ended September 30, 2026, our net cash provided by operating activities of $4.7 billion was the result of net income of $2.5 billion, adjustments of non-cash items to net income of $2.4 billion consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense and collections of finance leases of $747 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict, which totaled $895 million to investing activities and the net change in operating assets and liabilities of $36 million. During the nine months ended September 30, 2025, our net cash provided by operating activities of $4.2 billion was the result of net income of $3.1 billion, adjustments of non-cash items to net income of $2.6 billion consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $176 million and the net change in operating assets and liabilities of $299 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict of $2.0 billion to investing activities.
Cash flows used in investing activities. During the nine months ended September 30, 2026, our net cash used in investing activities of $1.3 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $4.6 billion, partially offset by cash provided by asset sales of $3.3 billion and cash proceeds from insurance claim settlements of $28 million. During the nine months ended September 30, 2025, our net cash used in investing activities of $748 million primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $4.0 billion, partially offset by cash provided by asset sales of $1.9 billion and cash proceeds from insurance claims and interest of $1.3 billion.
Cash flows used in financing activities. During the nine months ended September 30, 2026, our net cash used in financing activities of $2.3 billion primarily consisted of cash used for debt repayments, net of new financing proceeds and debt issuance costs of $333 million, the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $2.4 billion, partially offset by net receipts of maintenance payments and security deposits of $503 million. During the nine months ended September 30, 2025, our net cash used in financing activities of $2.9 billion primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds of $1.3 billion, and cash used for the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $2.2 billion, partially offset by net receipts of maintenance payments and security deposits of $603 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. During the nine months ended September 30, 2026, we entered into agreements for the purchase of 116 new A320neo Family aircraft, including the exercise of previously agreed options and 15 Boeing 787 aircraft, with deliveries scheduled from 2027 to 2034. As of September 30, 2026, we had commitments to purchase 347 new aircraft scheduled for delivery through 2034. We also had commitments to purchase ten engines and nine helicopters through 2027.

As of September 30, 2026, our cash balance was $2.7 billion, including unrestricted cash of $2.5 billion, and we had $11.9 billion of undrawn lines of credit available under our revolving credit facilities and term loan facilities. As of September 30, 2026, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from estimated asset sales and other sources of funding, was $17 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $22 billion. As of September 30, 2026, our total sources of liquidity were sufficient to operate our business and cover approximately 1.8x of our debt maturities and contracted capital requirements for the next 12 months. As of September 30, 2026, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $235 million, totaled $43.5 billion and consisted of senior unsecured and subordinated notes, secured debt, export credit facilities, commercial bank debt, revolving credit debt and capital lease structures. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt.”
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the nine months ended September 30, 2026, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.1%. As of September 30, 2026, our adjusted debt to equity ratio was 2.0 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of September 30, 2026 and December 31, 2025.
Contractual obligations
Our estimated future obligations as of September 30, 2026 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of September 30, 2026:

	2026 - remaining	2027	2028	2029	2030	Thereafter	Total

	(U.S. Dollars in millions)
Unsecured debt facilities	$3,752.9	$4,011.8	$7,462.4	$5,013.1	$3,178.7	$11,977.6	$35,396.5
Secured debt facilities	202.8	1,120.1	1,818.7	686.5	658.4	1,374.2	5,860.7
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	478.9	1,763.4	1,483.1	1,073.2	866.8	6,649.0	12,314.4
Purchase obligations (b)	1,275.0	4,612.5	3,776.5	2,977.4	2,342.8	7,268.5	22,252.7
Operating leases (c)	2.9	12.9	13.2	11.1	8.5	9.7	58.3
Total (d)	$5,712.5	$11,520.7	$14,553.9	$9,761.3	$7,055.2	$29,529.0	$78,132.6

(a)Estimated interest payments for floating-rate debt are based on rates as of September 30, 2026 and include the estimated impact of our interest rate swap agreements.
(b)As of September 30, 2026, we had commitments to purchase 347 aircraft (including 22 purchase-and-leaseback transactions), ten engines and nine helicopters through 2034. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 25—Commitments and contingencies” for further details on our purchase obligations.
(c)Represents contractual payments on our office and facility leases.
(d)The above table does not reflect any dividends we may pay on our ordinary shares.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of September 30, 2026, December 31, 2025 and September 30, 2025:

	September 30, 2026	December 31, 2025	September 30, 2025

	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$18,622	$18,323	$18,149

Ordinary shares issued	165,043,739	179,043,739	186,043,739
Treasury shares	(13,180,139)	(12,167,192)	(15,831,829)
Ordinary shares outstanding	151,863,600	166,876,547	170,211,910
Shares of unvested restricted stock	(2,754,000)	(4,135,620)	(4,046,913)
Ordinary shares outstanding, excluding shares of unvested restricted stock	149,109,600	162,740,927	166,164,997

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$124.89	$112.59	$109.22
Non-GAAP measures and metrics
The following are definitions of our non-GAAP measures and metrics used in this report and a reconciliation of such measures to the most closely related U.S. GAAP measures for the nine months ended September 30, 2026. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.
Adjusted debt-to-equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025

	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$43,272	$43,565
Adjusted for:
Unrestricted cash and cash equivalents	(2,534)	(1,379)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$39,613	$41,061

Equity	$18,622	$18,323
Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,747	$19,448

Adjusted debt/equity ratio	2.0 to 1	2.1 to 1

Average cost of debt
Average cost of debt is calculated as annualized interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Percentage Difference	2026	2025	Percentage Difference
	(U.S. Dollars in millions)
Interest expense	$475	$486	(2%)	$1,411	$1,508	(6%)
Adjusted for:
Mark-to-market on interest rate derivatives	3	(9)	(138%)	8	(24)	(134%)
Debt issuance costs, upfront fees and other impacts	(23)	(26)	(12%)	(67)	(81)	(17%)
Interest expense excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$455	$450	1%	$1,352	$1,402	(4%)

Average debt balance	$43,466	$44,873	(3%)	$43,532	$45,800	(5%)

Average cost of debt	4.2%	4.0%		4.1%	4.1%

Summarized financial information of issuers and guarantors
AerCap Trust and AerCap Ireland Capital Designated Activity Company Notes and AerCap Funding Designated Activity Company Notes
Prior to July 2026, AerCap Trust and AICDC co-issued senior unsecured notes from time to time (collectively, the “AGAT/AICDC Senior Notes”). Additionally, in July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate-reset junior subordinated notes due 2055 and, in April 2025, they co-issued $500 million aggregate principal amount of fixed-rate-reset junior subordinated notes due 2056 (together, the “AGAT/AICDC Junior Subordinated Notes” and, collectively with the AGAT/AICDC Senior Notes, the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” for further details on the AGAT/AICDC Notes.
Since July 2026, AFDAC has replaced AerCap Trust and AICDC as the issuer of senior unsecured notes, and has issued senior unsecured notes from time to time (collectively, the “AFDAC Notes” and, together with the AGAT/AICDC Notes, the “Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” for further details on the AFDAC Notes.
The Notes are guaranteed, as applicable, by AerCap Holdings N.V. (the “Parent Guarantor”) and by certain subsidiaries of AerCap Holdings N.V. (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “Guarantors”). The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AFDAC, AerCap Ireland, AerCap Aviation Solutions B.V., International Lease Finance Corporation (“ILFC”) and AerCap U.S. Global Aviation LLC (the “AGAT/AICDC Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”). The AFDAC Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC, AerCap U.S. Global Aviation LLC, AICDC and AerCap Trust (the “AFDAC Subsidiary Guarantors” and, together with the Parent Guarantor, the “AFDAC Guarantors”). As a result, the Notes have an identical obligor group.
Subject to the provisions of the indenture governing the AFDAC Notes (the “AFDAC Indenture”) and the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture” and, together with the AFDAC Indenture, the “Indentures”), any of the AFDAC Subsidiary Guarantors or AGAT/AICDC Subsidiary Guarantors (each in its capacity as a guarantor of the AFDAC Notes or AGAT/AICDC Notes, as applicable, a “Relevant Subsidiary Guarantor”) will be automatically and unconditionally released from its guarantee with respect to a series of AFDAC Notes or AGAT/AICDC Notes, as applicable, under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Relevant Subsidiary Guarantor after which such Relevant Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the applicable Indenture) or, in the case of the AGAT/AICDC Junior Subordinated Notes, a Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Relevant Subsidiary Guarantor; (2) in the case of the senior unsecured notes, the permitted designation of such Relevant Subsidiary Guarantor as an Unrestricted Subsidiary (as defined in and pursuant to the applicable Indenture); (3) the consolidation, amalgamation or merger of a Relevant Subsidiary Guarantor with and into, in the case of the AFDAC Indenture, AFDAC or another AFDAC Guarantor with such person being the surviving entity and, in the case of the AGAT/AICDC Indenture, AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Relevant Subsidiary Guarantor following the transfer of all of its assets to, in the case of the AFDAC Indenture, AFDAC or another AFDAC Guarantor and, in the case of the AGAT/AICDC Indenture, AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the applicable Indenture, or if the obligations of AFDAC or AerCap Trust and AICDC, as applicable, with respect to such series under the applicable Indenture are discharged.
The guarantee obligations of each Relevant Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Relevant Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AFDAC Guarantors or AGAT/AICDC Guarantors, as applicable, in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Relevant Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AFDAC Guarantors and AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AFDAC Notes and AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.

AICDC and certain AFDAC Guarantors and AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AFDAC Guarantors and AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends). AFDAC is a financing subsidiary and therefore has no independent operations other than raising debt and on-lending the proceeds to Holdings and its other subsidiaries. As a result, AFDAC is dependent on interest and principal payments from the Parent Guarantor and its other subsidiaries to generate the funds necessary to meet its outstanding debt service obligations, and such payments will in turn depend on factors, such as the financial position and creditworthiness of the Parent Guarantor and its other subsidiaries.

Summarized Combined Financial Information
Summarized financial information (“SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantors of the Notes and includes AerCap Holdings N.V., AerCap Trust, AICDC, AFDAC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of September 30, 2026 and December 31, 2025, and for the nine months ended September 30, 2026. SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	September 30, 2026	December 31, 2025

	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$14,382	$11,089
Intercompany receivables	27,772	32,192
Total assets	45,596	45,823

Debt	35,686	34,705
Intercompany payables	3,929	3,291
Total liabilities	42,449	40,809

Nine Months Ended
September 30, 2026
(U.S. Dollars in millions)
Total revenues and other income (a)	$2,908
Total expenses (b)	1,745
Income before income taxes and income of investments accounted for under the equity method	1,163
Net income	1,014
Net income attributable to AerCap Holdings N.V.	1,014

(a)Total revenues include interest income from non-obligor entities of $1.3 billion.
(b)Total expenses include interest expense to non-obligor entities of $89 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements and U.S. Treasury rate lock agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary and fiscal policies, global economic factors and other factors beyond our control. During 2026, interest rates have risen in the United States and a number of other countries as the Federal Reserve and other central banks have increased their interest rate targets.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed-rate and floating-rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest-earning assets, primarily between floating-rate debt and fixed-rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of September 30, 2026. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2026 - remaining	2027	2028	2029	2030	Thereafter	Fair value

	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$568.6	$531.8	$455.8	$328.3	$226.3	$—	$21.9
Weighted average strike rate	3.3%	3.3%	3.3%	3.7%	4.2%	—

	2026 - remaining	2027	2028	2029	2030	Thereafter	Fair value

	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$5,792.5	$5,776.3	$3,202.1	$1,200.0	$1,150.0	$150.0	$93.7
Weighted average pay rate	3.8%	3.9%	3.9%	4.0%	4.0%	3.9%
The variable benchmark interest rates associated with these instruments are Term SOFR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft and engine purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
Although inflation has fallen from peak levels experienced in recent years, it remains elevated in certain countries, including the United States. Ongoing geopolitical instability, including the conflict in the Middle East, has contributed to increased volatility in global energy, fuel and commodity markets and has placed upward pressure on inflation levels. Additionally, the increases in tariffs by the United States, the prospect of potential additional tariffs and retaliatory tariffs, and trade agreements between the United States and certain trading partners may also contribute to higher inflation in the future. The conflict in the Middle East has disrupted and could further disrupt global supply chains, shipping routes and energy production or transportation, which could exacerbate inflationary pressures.
High inflation may have a number of adverse effects on our business. In particular, higher fuel and energy costs resulting from geopolitical conflict may increase operating costs for our assets and for our lessees, which could have an adverse effect on their financial condition or cash flows and, as a result, their ability to perform their obligations under our leases. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for flight equipment accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, supply chain disruption, elevated interest rates and slower economic growth.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 25—Commitments and contingencies” in this report.
Item 1A. Risk Factors
The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 12, 2026 and in our Interim Reports on Form 6-K for the quarters ended March 31, 2026 and June 30, 2026, filed with the SEC on April 29, 2026 and July 29, 2026, respectively. Except as presented below, there have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2025 or our Interim Reports for the quarters ended March 31, 2026 and June 30, 2026.
Military conflict and resulting geopolitical instability in the Middle East could adversely affect our customers, our operations, and our financial performance.
Geopolitical instability in the Middle East intensified following coordinated military actions by the United States and Israel against Iran commencing on February 28, 2026, and subsequent retaliatory activity by Iran across the region. These developments have resulted in, and may continue to result in, disruptions to regional airspace, global shipping routes and energy flows, including through the Strait of Hormuz, a key transit point for oil and gas shipments. The resulting volatility in energy prices, including increased fuel prices as well as potential fuel shortages, has created heightened uncertainty for airlines and for the overall economic environment.
These conditions may adversely affect our airline customers by increasing their operating costs, reducing passenger demand, and limiting capacity deployment. These pressures may weaken customers’ financial condition and credit profiles, increasing the likelihood of lease restructurings, payment delays, or defaults. The evolving situation may also create additional operational and market uncertainties that could affect our airline customers’ financial condition and cash flows and, consequently, their ability to meet lease obligations.
If the conflict continues, we could experience reduced demand for our flight equipment, pressure on lease rates, changes in trading activity, delivery delays, and revisions to residual value expectations. We could also experience higher financing and insurance costs. Any of these factors, individually or collectively, could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2025, “Item 3. Key Information—Risk Factors.”

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Purchases of Equity Securities by the Issuer
The following table presents repurchases of our ordinary shares made by us during the nine months ended September 30, 2026:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced programs	Maximum dollar value of ordinary shares that may yet be purchased under the programs (U.S. Dollars in millions) (a)
January 2026	—	$—	—	$1,131.9
February 2026	643,115	147.72	643,115	1,036.9
March 2026	4,713,899	137.88	4,713,899	387.0
April 2026	1,880,364	142.26	1,880,364	1,119.6
May 2026	1,755,728	142.39	1,755,728	869.6
June 2026	1,259,194	138.11	1,259,194	695.7
July 2026	335,679	149.06	335,679	645.7
August 2026	2,826,424	149.55	2,826,424	223.0
September 2026	2,158,362	143.63	2,158,362	913.0
	15,572,765	$142.50	15,572,765	$913.0

(a)For further detail on our share repurchase programs, please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 17—Equity.”
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
Dividend
In connection with AerCap’s dividend policy, in October 2026, our Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of December 3, 2026, to shareholders of record as of the close of business on November 11, 2026.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax provided such corporate shareholder is not itself controlled by Irish tax residents.

In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, see “Irish tax considerations—Dividend withholding tax” and “Dutch withholding tax considerations” in “Item 10. Additional Information” of AerCap’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on February 12, 2026. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.